SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

August 8, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tyler Howes

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Registration Statement on Form S-1
Filed August 5, 2025
File No. 333-289231

Dear Mr. Howes,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Shuttle Pharmaceuticals Holdings, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare such Registration Statement effective at 4:30 p.m., Eastern Standard Time, on Monday, August 11, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jeff Cahlon, Esq. of Sichenzia Ross Ference Carmel at 212-930-9700.

* * * *

Very Truly Yours,

Shuttle Pharmaceuticals Holdings, Inc.

/s/ Christopher Cooper
Christopher Cooper
Chief Executive Officer

cc: Jeff Cahlon, Esq.